Registration Statement No. 333-168971
Filed Pursuant to Rule 424(b)(3)

SUPPLEMENT NO. 1 DATED MAY 17, 2012

TO PROSPECTUS DATED MAY 2, 2012

APPLE REIT TEN, INC.

The following information supplements the prospectus of Apple REIT Ten, Inc. dated May 2, 2012 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, and this Supplement No. 1.

Certain forward-looking statements are included in the prospectus and this supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of Units, the outcome of current and future litigation, regulatory proceedings or inquiries, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “Fairfield Inn & Suites,” “TownePlace Suites,” “Marriott,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Ten, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” “Embassy Suites,” “Hilton Garden Inn” and “Home2 Suites by Hilton” are each a registered trademark of Hilton Worldwide or one of its affiliates. All references below to “Hilton” mean Hilton Worldwide and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Ten, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each Unit consists of one common share and one Series A preferred share. We are continuing the offering at $11.00 per Unit in accordance with the prospectus. We registered to sell a total of 182,251,082 Units. As of April 30, 2012, 131,450,467 Units remain unsold. We will offer Units until January 19, 2013, unless the offering is extended, provided that the offering will be terminated if all of the Units are sold before then.

As of April 30, 2012, we had closed on the following sales of Units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	41,276,805	454,044,860	408,640,374

Total	50,800,615	$554,044,860	$498,640,374

Distributions

Our distributions since initial capitalization through March 31, 2012 totaled approximately $32.9 million and were paid at a monthly rate of $0.06875 per common share beginning in February 2011. For the same period, our net cash generated from operations was approximately $2.7 million. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, we have had significant amounts of cash earning interest at short term money market rates. As a result, a portion of distributions paid through March 31, 2012 have been funded from proceeds from our on-going best-efforts offering of Units, and are expected to be treated as a return of capital for federal income tax purposes. The following is a summary of the distributions and net cash from (used in) operations.

Period	Total Distributions Declared and Paid per Share	Total Distributions Declared and Paid	Net Cash From/(Used in) Operations(a)	Net Income/(Loss)(a)
For the period Aug. 13, 2010 (initial capitalization) through Dec. 31, 2010	$—	$—	$(6,000)	$(31,000)
1st Quarter 2011	0.13750	1,855,000	(2,488,000)	(2,390,000)
2nd Quarter 2011	0.20625	5,753,000	(1,059,000)	(1,179,000)
3rd Quarter 2011	0.20625	7,596,000	846,000	(473,000)
4th Quarter 2011	0.20625	8,390,000	3,522,000	(1,092,000)
1st Quarter 2012	0.20625	9,336,000	1,905,000	1,974,000

Total	$0.96250	$32,930,000	$2,720,000	$(3,191,000)

Note for Table:

(a)

See complete consolidated statement of cash flows and consolidated statement of operations for the 12 months ending December 31, 2011 included in our most recent Form 10-K for the year ended December 31, 2011 and three months ending March 31, 2012 included in our most recent Form 10-Q for the quarter ended March 31, 2012.

In February 2011, our Board of Directors established a policy for an annualized distribution rate of $0.825 per common share, payable in monthly distributions. We intend to continue paying distributions on a monthly basis, consistent with the annualized distribution rate established by our Board of Directors. Our objective in setting a distribution rate is to project a rate that will provide consistency over our existence taking into account acquisitions and capital improvements, ramp up of new properties and varying economic cycles. To meet this objective, we may require the use of debt or offering proceeds in addition to cash from operations. Since a portion of distributions to date have been funded with proceeds from our offering of Units, our ability to maintain our current intended rate of distribution will be based on our ability to fully invest our offering proceeds and thereby increase our cash generated from operations. As there can be no assurance of our ability to acquire properties that provide income at this level, or that the properties already acquired will provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties. See “Updated Risk Factor—We may be unable to make distributions to our shareholders,” as set forth below in this Supplement No. 1 to our prospectus dated May 2, 2012.

Net Book Value Per Share

In connection with this on-going offering of Units, we are providing information about our net book value per share. Net book value per share is calculated as total book value of assets minus total liabilities. It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net book value does not reflect value per share upon an orderly sale or liquidation of the Company in accordance with our investment objectives. Our net book value reflects dilution in the value of our Units from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments as well as the fees and expenses paid to acquire real estate including commissions to Apple Suites Realty Group, Inc. (“ASRG”), (ii) the funding of distributions from sources other than cash flow from operations, and (iii) fees paid in connection with our on-going best-efforts offering, including selling commissions and marketing fees. As of March 31, 2012, our net book value per share was $9.04. We calculated our net book value by subtracting total liabilities from total assets and dividing by the total number of Units outstanding at March 31, 2012.

The offering price of shares under our on-going best-efforts offering at April 30, 2012 was $11.00. Our offering price was not established on an independent basis and bears no relationship to the net book value of our assets. There is currently no established public market in which our common shares or Units are traded, however as discussed above in the Status of the Offering section of this supplement, 41.3 million Units have been purchased at $11 per Unit. As discussed in the prospectus the Units will be illiquid for an indefinite period of time. We will continue to use the $11 per Unit price as the offering price until such time as buyers are not available, or until we have an orderly sale or liquidation in accordance with our investment objectives outlined in the prospectus.

Source of Funds and Related Party Payments

David Lerner Associates, Inc., ASRG and Apple Ten Advisors, Inc. earned the compensation and expense reimbursements shown below in connection with their services from inception through the period ending March 31, 2012 relating to our offering phase, acquisition phase and operations phase.

David Lerner Associates, Inc. is not related to ASRG or Apple Ten Advisors, Inc. ASRG and Apple Ten Advisors, Inc. are owned by Glade M. Knight, our Chairman and Chief Executive Officer.

As described on page 11 of our prospectus under the heading “Compensation” and as shown below, we pay certain fees and expenses as they are incurred, while others accrue and will be paid in future periods, subject in some cases to the achievement of performance criteria. We did not incur any amounts in connection with our disposition phase through March 31, 2012.

Cumulative through March 31, 2012

	Incurred	Paid	Accrued
Offering Phase
Selling commissions paid to David Lerner Associates, Inc. in connection with the offering	$40,192,500	$40,192,500	$—
Marketing expense allowance paid to David Lerner Associates, Inc. in connection with the offering	13,397,500	13,397,500	—

	53,590,000	53,590,000	—

Acquisition Phase
Acquisition commission paid to Apple Suites Realty Group, Inc.	9,653,000	9,653,000	—
Reimbursement of costs paid to Apple Suites Realty Group, Inc.	825,000	825,000	—
Reimbursement of certain deposits to Apple Suites Realty Group, Inc.	105,000	105,000	—
Operations Phase
Asset management fee paid to Apple Ten Advisors, Inc.	442,000	442,000	—
Reimbursement of costs paid to Apple Ten Advisors, Inc.	1,025,000	1,025,000	—
Fees for Account Maintenance Services to Shareholders paid to David Lerner Associates, Inc.	216,000	171,000	45,000

Updated Risk Factor

The following risk factor amends and replaces the current risk factor found on page 26 of our prospectus dated May 2, 2012.

We may be unable to make distributions to our shareholders.

If our properties do not generate sufficient revenue to meet operating expenses, our cash flow and our ability to make distributions to shareholders may be adversely affected. We are subject to all operating risks common to hotels. These risks might adversely affect occupancy or room rates. Increases in operating costs due to inflation and other factors may not necessarily be offset by increased room rates. The local, regional and national hotel markets may limit the extent to which room rates may be increased to meet increased operating expenses without decreasing occupancy rates. There can be no assurance that we will be able to make distributions at any particular time or rate, or at all. Further, there is no assurance that a distribution rate achieved for a particular period will be maintained in the future.

Our Board of Directors has established a policy for an annualized distribution rate of $0.825 per common share, payable in monthly distributions. We began making distributions in February 2011 and from inception through March 31, 2012, we made distributions of $0.9625 per common share for a total of $32.9 million. For the same period, our cash generated from operations was approximately $2.7 million. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, we had significant amounts of cash earning interest at short term money market rates. Thus, a portion of distributions paid through March 31, 2012 was funded from proceeds from our on-going best-efforts offering of Units. Although cash is fungible and there is no way to specifically identify exactly what receipt pays which disbursement, cash from operations per the Company’s statement of cash flows was 8% of distributions from inception through March 31, 2012. Assuming the remainder of the distributions was from offering proceeds, that difference would represent 92% of distributions. While we intend to continue paying distributions on a monthly basis, consistent with the annualized distribution rate established by our Board of Directors, we may require the use of financing or offering proceeds in addition to cash from operations. Since a portion of distributions to date have been funded with proceeds from the offering of Units, our ability to maintain the current intended rate of distribution will be based on our ability to fully invest our offering proceeds and thereby increase our cash generated from operations. As there can be no assurance of our ability to acquire properties that provide income at this level, or that the properties already acquired will provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate.

While funding a portion of our distributions from other sources, such as financing or offering proceeds, would result in the shareholder receiving cash, the consequences to us would differ from a distribution out of our cash generated from operations. For example, if financing is the source of a distribution, that financing would have to be repaid, and if proceeds from the offering of Units are distributed to our shareholders, those proceeds would not then be available for other uses (such as property acquisitions or improvements, investments, or other general corporate purposes). The consequences to a shareholder would also differ as their return of capital would be greater the lower the amount of cash from operations. See “Distributions Policy.

RECENT DEVELOPMENTS

Recent Purchase

On May 4, 2012, the same day the hotel opened for business, one of our indirect wholly-owned subsidiaries closed on the purchase of a newly constructed hotel located in Jacksonville, North Carolina. The hotel acquired by our indirect wholly-owned subsidiary contains 105 guest rooms. The purchase price for the hotel was $12.0 million.

Further information about our recently purchased hotel is provided in other sections below.

Source of Funds and Related Party Payments

Our recent purchase, which resulted in our ownership of one additional hotel, was funded primarily by the proceeds from our ongoing offering of Units.

We have entered into a property acquisition and disposition agreement with ASRG to acquire and dispose of our real estate assets. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer. We used our offering proceeds to pay $0.2 million to ASRG, representing 2% of the gross purchase price for our recent purchase.

Overview of Owned Hotels

As a result of our recent purchase, we currently own 29 hotels, which are located in the states indicated in the map below:

States in which Our Hotels are Located

ACQUISITIONS AND RELATED MATTERS

Our recently purchased hotel has been leased to one of our indirect wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

The hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the “manager.”

The hotel lease agreement and the management agreement are among the contracts described in another section below. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotel:

Hotel Location	Franchise(a)	Hotel Owner/Lessor	Lessee	Manager
Jacksonville, North Carolina	Home2 Suites	Apple Ten North Carolina, L.P.	Apple Ten Hospitality Management, Inc.	LBAM Investor Group, L.L.C.

Note:

(a)

All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.

We have no material relationship or affiliation with the seller or manager, except for the relationship resulting from our purchases, our management agreements for the hotels we own, and any related documents.

SUMMARY OF CONTRACTS
FOR OUR RECENTLY PURCHASED PROPERTY

Hotel Lease Agreement

Our recently purchased hotel is covered by a separate hotel lease agreement between the owner (one of our indirect wholly-owned subsidiaries) and the applicable lessee (another one of our indirect wholly-owned subsidiaries, as specified in the previous section). The lease provides for an initial term of 10 years. The applicable lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

The lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below are the annual base rent and the lease commencement date for our recently purchased hotels:

Hotel Location	Franchise	Annual Base Rent	Date of Lease Commencement
Jacksonville, North Carolina	Home2 Suites	$1,134,962	May 4, 2012

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreement

Our recently purchased hotel is being managed by the manager under a separate management agreement between the manager and the lessee (which is one of our indirect wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the lessee. The fees and other terms of this agreement are the result of commercial negotiations between otherwise unrelated parties. We believe that such fees and terms are appropriate for the hotel and the market in which it operates. Our leasing subsidiary may terminate the management agreement if the manager fails to achieve certain performance levels.

Franchise Agreement

The recently purchased hotel is franchised by Hilton Worldwide or one of its affiliates, and there is a franchise license agreement between the lessee (as specified in a previous section) and Hilton Worldwide or an affiliate. The franchise license agreement provides for the payment of royalty fees and program fees to the franchisor. A percentage of gross room revenues is used to determine these payments. In addition, we have caused Apple Ten Hospitality, Inc. or another one of our subsidiaries to provide a separate guaranty of the payment and performance of the lessee under the franchise license agreement.

The fees and other terms of this agreement are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotel and the market in which it operates.

FINANCIAL AND OPERATING INFORMATION
FOR OUR RECENTLY PURCHASED PROPERTY

Our recently purchased hotel offers guest rooms and suites, together with related amenities, that are consistent with its operations. The hotel is located in a developed area and in a competitive market. We believe the hotel is well-positioned to compete in its market based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotel is adequately covered by insurance. The following tables present further information about our recently purchased hotel:

Table 1. General Information

Hotel Location	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite(a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel(b)	Purchase Date
Jacksonville, North Carolina	Home2 Suites	105	$12,000,000	$144-164	$11,211,000	May 4, 2012

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers. Rates reflected were in effect at acquisition.

(b)

The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

Table 2. Operating Information(a)

PART A

Hotel Location	Franchise	Avg. Daily Occupancy Rates (%)
		2007	2008	2009	2010	2011
Jacksonville, North Carolina	Home2 Suites	n/a	n/a	n/a	n/a	n/a

PART B

Hotel Location	Franchise	Revenue per Available Room/Suite ($)
		2007	2008	2009	2010	2011
Jacksonville, North Carolina	Home2 Suites	n/a	n/a	n/a	n/a	n/a

Note for Table 2:

(a)

Operating data is presented for the last five years (or since the beginning of hotel operations). There is no data prior to 2012 because the hotel was under construction and did not open until May 2012. See Table 1. General Information above for the date the hotel was acquired.

Table 3. Tax and Related Information

Hotel Location	Franchise	Tax Year		Real Property Tax Rate(a)	Real Property Tax
Jacksonville, North Carolina	Home2 Suites	2011(b	)	1.9%	12,184(c	)

Notes for Table 3:

(a)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).

(b)	Represents a calendar year.

(c)	The hotel property consisted of undeveloped land for a portion of the tax year, and the real property tax is not necessarily indicative of property taxes expected for the hotel in the future.

SELECTED FINANCIAL DATA

(In thousands except per share and statistical data)	Three Months Ended March 31, 2012	Year Ended December 31, 2011	For the period August 13, 2010 (initial capitalization) through December 31, 2010
Revenues:
Room revenue	$22,537	$37,911	$—
Other revenue	2,285	4,180	—

Total revenue	24,822	42,091	—
Expenses:
Hotel operating expenses	14,339	23,737	—
Taxes, insurance and other	1,987	2,545	—
General and administrative	1,093	3,062	28
Acquisition related costs	644	11,265	—
Depreciation	3,685	6,009	—
Interest expense, net	1,100	607	3

Total expenses	22,848	47,225	31

Net income (loss)	$1,974	$(5,134)	$(31)

Per Share:
Net income (loss) per common share	$0.04	$(0.18)	$(3,083.50)
Distributions paid per common share	$0.21	$0.76	$—
Weighted-average common shares outstanding—basic and diluted	45,593	29,333	—

Balance Sheet Data (at end of period):
Cash and cash equivalents	$38,200	$7,079	$124
Investment in real estate, net	$475,044	$452,205	$—
Total assets	$531,784	$471,222	$992
Notes payable	$82,337	$69,636	$400
Shareholders’ equity	$444,269	$395,915	$17
Net book value per share	$9.04	$9.10	$—

Other Data:
Cash Flow From (Used In):
Operating activities	$1,905	$821	$(6)
Investing activities	$(16,710)	$(393,640)	$—
Financing activities	$45,926	$399,774	$82
Number of hotels owned at end of period	28	26	—
Average Daily Rate (ADR)(a)	$112	$110	$—
Occupancy	64%	69%	—
Revenue Per Available Room (RevPAR)(b)	$72	$76	$—
Total rooms sold(c)	200,805	344,152	—
Total rooms available(d)	312,162	499,089	—

Modified Funds From Operations Calculation(e):
Net income (loss)	$1,974	$(5,134)	$(31)
Depreciation of real estate owned	3,685	6,009	—

Funds from operations	5,659	875	(31)
Acquisition related costs	644	11,265	—

Modified funds from operations	$6,303	$12,140	$(31)

(a)	Total room revenue divided by number of rooms sold.

(b)	ADR multiplied by occupancy percentage.

(c)	Represents the number of room nights sold during the period.

(d)	Represents the number of rooms owned by the Company multiplied by the number of nights in the period.

(e)

Funds from operations (FFO) is defined as net income (loss) (computed in accordance with generally accepted accounting principles—GAAP) excluding gains and losses from sales of depreciable property, plus depreciation and amortization. Modified FFO (MFFO) excludes costs associated with the acquisition of real estate. The Company considers FFO and MFFO in evaluating property acquisitions and its operating performance and believes that FFO and MFFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Company’s activities in accordance with GAAP. The Company considers FFO and MFFO as supplemental measures of operating performance in the real estate industry, and along with the other financial measures included in this Supplement, including net income, cash flow from operating activities, financing activities and investing activities, they provide investors with an indication of the performance of the Company. The Company’s definition of FFO and MFFO are not necessarily the same as such terms that are used by other companies. FFO and MFFO are not necessarily indicative of cash available to fund cash needs.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Apple REIT Ten, Inc. together with its wholly owned subsidiaries (the “Company”) is a Virginia corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The Company, which has a limited operating history, was formed to invest in hotels and other income-producing real estate in selected metropolitan areas in the United States. The Company was initially capitalized on August 13, 2010, with its first investor closing on January 27, 2011. Prior to the Company’s first hotel acquisition on March 4, 2011, the Company had no revenue, exclusive of interest income. As of March 31, 2012, the Company owned 28 hotels, two of which were purchased during the first three months of 2012 and 26 which were purchased during 2011. Accordingly, the results of operations include only results from the date of ownership of the hotels.

Hotel Operations

Although hotel performance can be influenced by many factors including local competition, local and general economic conditions in the United States and the performance of individual managers assigned to each hotel, performance of the hotels as compared to other hotels within their respective local markets, in general, has met the Company’s expectations for the period owned. Although there is no way to predict future general economic conditions, with the continued modest improvement in the United States economy, the Company anticipates revenue growth in the mid-single digits in 2012 as compared to 2011 for comparable hotels. In evaluating financial condition and operating performance, the most important indicators on which the Company focuses are revenue measurements, such as average occupancy, average daily rate (“ADR”), revenue per available room (“RevPAR”) and market yield which compares an individual hotel’s results to others in its local market, and expenses, such as hotel operating expenses, general and administrative and other expenses as described below.

The following is a summary of the results from operations of the 28 hotels owned as of March 31, 2012 for their respective periods of ownership by the Company:

(In thousands, except statistical data)	Three Months Ended March 31,
	2012	Percent of Revenue	2011	Percent of Revenue
Total revenue	$24,822	100%	$893	100%
Hotel operating expenses	14,339	58%	484	54%
Taxes, insurance and other expense	1,987	8%	64	7%
General and administrative expense	1,093	4%	597	67%
Acquisition related costs	644		2,020
Depreciation	3,685		214
Interest (income) expense, net	1,100		(96)
Number of hotels	28		4
Average Market Yield(1)	137		131
ADR	$112		$126
Occupancy	64%		66%
RevPAR	$72		$82
Total rooms sold(2)	200,805		5,953
Total rooms available(3)	312,162		9,081

(1)	Calculated from data provided by Smith Travel Research, Inc.® Excludes hotels under renovation or opened less than two years during the applicable periods.

(2)	Represents the number of room nights sold during the period.

(3)	Represents the number of rooms owned by the Company multiplied by the number of nights in the period.

Legal Proceedings and Related Matters

The term the “Apple REIT Companies” means the Company, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc.

On December 13, 2011, the United States District Court for the Eastern District of New York ordered that three putative class actions, Kronberg, et al. v. David Lerner Associates, Inc., et al., Kowalski v. Apple REIT Ten, Inc., et al., and Leff v. Apple REIT Ten, Inc., et al., be consolidated and amended the caption of the consolidated matter to be In re Apple REITs Litigation. The District Court also appointed lead plaintiffs and lead counsel for the consolidated action and ordered lead plaintiffs to file and serve a consolidated complaint by February 17, 2012. The parties agreed to a schedule for answering or otherwise responding to the complaint and that briefing on any motion to dismiss the complaint will be concluded by June 18, 2012. The Company was previously named as a party in all three of the abovementioned class action lawsuits.

On February 17, 2012, lead plaintiffs and lead counsel in the In re Apple REITs Litigation, Civil Action No. 1:11-cv-02919-KAM-JO, filed an amended consolidated complaint in the United States District Court for the Eastern District of New York against the Company, Apple Suites Realty Group, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc., Apple Ten Advisors, Inc., Apple Fund Management, LLC, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc., their directors and certain officers, and David Lerner Associates, Inc. and David Lerner. The consolidated complaint, purportedly brought on behalf of all purchasers of Units in the Company and the other Apple REIT Companies, or those who otherwise acquired these Units that were offered and sold to them by David Lerner Associates, Inc., or its affiliates and on behalf of subclasses of shareholders in New Jersey, New York, Connecticut and Florida, asserts claims under Sections 11, 12 and 15 of the Securities Act of 1933. The consolidated complaint also asserts claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, negligence, and unjust enrichment, and claims for violation of the securities laws of Connecticut and Florida. The complaint seeks, among other things, certification of a putative nationwide class and the state subclasses, damages, rescission of share purchases and other costs and expenses.

On April 18, 2012, the Company, and the other Apple REIT Companies, served a motion to dismiss the consolidated complaint in the In re Apple REITs Litigation. The Company and the other Apple REIT Companies accompanied their motion to dismiss the consolidated complaint with a memorandum of law in support of their motion to dismiss the consolidated complaint. As noted above, the briefing for any motion to dismiss is expected to be concluded by June 18, 2012.

The Company believes that any claims against it, its officers and directors and other Apple entities are without merit, and intends to defend against them vigorously. At this time, the Company cannot reasonably predict the outcome of these proceedings or provide a reasonable estimate of the possible loss or range of loss due to these proceedings, if any.

Broker Dealer

On December 13, 2011, the Financial Industry Regulatory Authority (“FINRA”) amended its original complaint, filed on May 27, 2011, against David Lerner Associates, Inc., to include David Lerner, individually, as a party to this matter, as well as add additional claims related to the overall sales practices of both David Lerner Associates, Inc. and David Lerner relative to the Company’s Units. As discussed in its prospectus, dated January 19, 2011, the Company is offering its Units for sale through David Lerner Associates, Inc. as the managing dealer for its best efforts offering. A copy of FINRA’s original complaint can be found at: http://www.finra.org/Newsroom/NewsReleases/
2011/P123738; and FINRA’s amended complaint can be found at: http://disciplinaryactions.finra.org/
viewdocument.aspx?DocNB=29068. David Lerner Associates, Inc. was also the sole distributor (managing dealer) of Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., and Apple REIT Nine, Inc. The Company is unaffiliated with David Lerner Associates, Inc. or David Lerner; however, it does rely upon David Lerner Associates, Inc. for the offer and sale and administration of the Company’s Units. The Apple REIT Companies take these allegations against David Lerner Associates, Inc. and David Lerner very seriously, and the Apple REIT Companies intend to cooperate with any and all regulatory or governmental inquiries.

Hotels Owned

As noted above, the Company commenced operations in March 2011 upon the purchase of its first hotel property. The following table summarizes the location, brand, manager, date acquired, number of rooms and gross purchase price for each of the 28 hotels the Company owned as of March 31, 2012. All dollar amounts are in thousands.

City	State	Brand	Manager	Date Acquired	Rooms	Gross Purchase Price
Denver	CO	Hilton Garden Inn	Stonebridge	3/4/2011	221	$58,500
Winston-Salem	NC	Hampton Inn & Suites	McKibbon	3/15/2011	94	11,000
Matthews	NC	Fairfield Inn & Suites	Newport	3/25/2011	94	10,000
Columbia	SC	TownePlace Suites	Newport	3/25/2011	91	10,500
Mobile	AL	Hampton Inn & Suites	McKibbon	6/2/2011	101	13,000
Gainesville	FL	Hilton Garden Inn	McKibbon	6/2/2011	104	12,500
Pensacola	FL	TownePlace Suites	McKibbon	6/2/2011	98	11,500
Knoxville	TN	SpringHill Suites	McKibbon	6/2/2011	103	14,500
Richmond	VA	SpringHill Suites	McKibbon	6/2/2011	103	11,000
Cedar Rapids	IA	Hampton Inn & Suites	Schulte	6/8/2011	103	13,000
Cedar Rapids	IA	Homewood Suites	Schulte	6/8/2011	95	13,000
Hoffman Estates	IL	Hilton Garden Inn	Schulte	6/10/2011	184	10,000
Davenport	IA	Hampton Inn & Suites	Schulte	7/19/2011	103	13,000
Knoxville	TN	Homewood Suites	McKibbon	7/19/2011	103	15,000
Knoxville	TN	TownePlace Suites	McKibbon	8/9/2011	98	9,000
Mason	OH	Hilton Garden Inn	Schulte	9/1/2011	110	14,825
Omaha	NE	Hilton Garden Inn	White	9/1/2011	178	30,018
Des Plaines	IL	Hilton Garden Inn	Raymond	9/20/2011	251	38,000
Merillville	IN	Hilton Garden Inn	Schulte	9/30/2011	124	14,825
Austin/Round Rock	TX	Homewood Suites	Vista	10/3/2011	115	15,500
Scottsdale	AZ	Hilton Garden Inn	White	10/3/2011	122	16,300
South Bend	IN	Fairfield Inn & Suites	White	11/1/2011	119	17,500
Charleston	SC	Home2 Suites	LBA	11/10/2011	122	13,908
Oceanside	CA	Courtyard	Marriott	11/28/2011	142	30,500
Skokie	IL	Hampton Inn & Suites	Raymond	12/19/2011	225	32,000
Tallahassee	FL	Fairfield Inn & Suites	LBA	12/30/2011	97	9,355
Gainesville	FL	Homewood Suites	McKibbon	1/27/2012	103	14,550
Nashville	TN	TownePlace Suites	LBA	1/31/2012	101	9,848

				Total	3,504	$482,629

The purchase price for these properties, net of debt assumed was funded by the Company’s on-going best-efforts offering of Units. The Company assumed approximately $82.5 million of debt secured by six of its hotel properties. The following table summarizes the hotel location, interest rate, maturity date and the principal amount assumed associated with each note payable outstanding as of March 31, 2012. All dollar amounts are in thousands.

Location	Brand	Interest Rate(1)	Acquisition Date	Maturity Date	Principal Assumed	Outstanding balance as of March 31, 2012
Knoxville, TN	Homewood Suites	6.30%	7/19/2011	10/8/2016	$11,499	$11,383
Knoxville, TN	TownePlace Suites	5.45%	8/9/2011	12/11/2015	7,392	7,252
Des Plaines, IL	Hilton Garden Inn	5.99%	9/20/2011	8/1/2016	20,838	20,659
Scottsdale, AZ	Hilton Garden Inn	6.07%	10/3/2011	2/1/2017	10,585	10,516
Skokie, IL	Hampton Inn & Suites	6.15%	12/19/2011	7/1/2016	19,092	19,014
Gainesville, FL	Homewood Suites	5.89%	1/27/2012	5/8/2017	13,067	13,033

					$82,473	$81,857

(1)	At acquisition, the Company adjusted the interest rates on these loans to market rates and is amortizing the adjustments to interest expense over the life of the loan.

The Company leases all of its hotels to its wholly-owned taxable REIT subsidiary (or a subsidiary thereof) under master hotel lease agreements. The Company also used the proceeds of its on-going best-efforts offering to pay approximately $9.7 million, representing 2% of the gross purchase price for these hotels, as a commission to Apple Suites Realty Group, Inc. (“ASRG”), 100% owned by Glade M. Knight, the Company’s Chairman and Chief Executive Officer.

No goodwill was recorded in connection with any of the acquisitions.

Results of Operations

During the period from the Company’s initial capitalization on August 13, 2010 to March 3, 2011, the Company owned no properties, had no revenue, exclusive of interest income and was primarily engaged in capital formation activities. During this period, the Company incurred miscellaneous start- up costs and interest expense related to an unsecured line of credit. The Company’s first investor closing under its on-going best-efforts offering occurred on January 27, 2011 and the Company began operations on March 4, 2011 when it purchased its first hotel. Since then, the Company has purchased an additional 27 hotel properties through March 31, 2012. As a result, a comparison of 2012 operating results to prior year results is not meaningful.

Revenues

The Company’s principal source of revenue is hotel revenue, consisting of room and other related revenue. For the three months ended March 31, 2012, the Company had total revenue of approximately $24.8 million. This revenue reflects hotel operations for the 28 hotels acquired through March 31, 2012 for their respective periods of ownership by the Company. For the three months ended March 31, 2012, the hotels achieved combined average occupancy of approximately 64%, ADR of $112 and RevPAR of $72. ADR is calculated as room revenue divided by the number of rooms sold, and RevPAR is calculated as occupancy multiplied by ADR. The Company’s hotels have shown results consistent with industry and brand averages for the short period of ownership. The Company’s average Market Yield for the first three months of 2012 was 137. The Market Yield is a measure of each hotel’s RevPAR compared to the average in the market, with 100 being the average (the index excludes hotels under renovation or open less than two years) and is provided by Smith Travel Research, Inc.®, an independent company that tracks historical hotel performance in most markets throughout the world. The Company will continue to pursue market opportunities to improve revenue. With continued modest improvement in the economy in the United States, the hotel industry and the Company anticipate revenue growth in the mid-single digits in 2012 as compared to 2011 for comparable hotels.

Expenses

Hotel operating expenses relate to the 28 hotels acquired through March 31, 2012 for their respective periods owned and consist of direct room expenses, hotel administrative expense, sales and marketing expense, utilities expense, repair and maintenance expense, franchise fees and management fees. For the three months ended March 31, 2012, hotel operating expenses totaled approximately $14.3 million or 58% of total revenue. Nine of the hotels acquired by the Company opened within the past two years. As a result, although operating expenses will increase with a full year of ownership for all properties, it is anticipated that expense as a percentage of revenue for the properties owned at March 31, 2012 will decline as new properties establish themselves within their respective markets. In addition, operating expenses were impacted by two hotel renovations, with approximately 6,000 room nights out of service during the three months ended March 31, 2012 due to such renovations. Although operating expenses will increase as revenue increases, the Company will continue to work with its management companies to reduce costs as a percentage of revenue as aggressively as possible while maintaining quality and service levels at each property.

Taxes, insurance, and other expense for the three months ended March 31, 2012 totaled approximately $2.0 million or 8% of total revenue. As discussed above, with the addition of nine newly opened hotels, taxes, insurance and other expenses as a percentage of revenue is anticipated to decline as the properties become established in their respective markets. However, for comparable hotels, taxes will likely increase if the economy continues to improve and localities reassess property values accordingly. Also, for comparable hotels, 2012 insurance rates have increased due to property and casualty carriers’ losses world-wide in the past year.

General and administrative expense for the three months ended March 31, 2012 totaled approximately $1.1 million. The principal components of general and administrative expense are advisory fees and reimbursable expenses, legal fees, accounting fees and reporting expenses. During the three months ended March 31, 2012, the Company incurred approximately $0.3 million in legal costs, an increase over prior year due to the legal matters discussed herein and responses to Securities and Exchange Commission inquiries. The Company anticipates it will continue to incur significant legal costs for at least the remainder of 2012.

Acquisition related costs for the three months ended March 31, 2012 were approximately $0.6 million. The Company has expensed as incurred all transaction costs associated with the acquisitions of existing businesses, including title, legal, accounting and other related costs, as well as the brokerage commission paid to ASRG.

Depreciation expense for the three months ended March 31, 2012 totaled approximately $3.7 million. Depreciation expense represents expense of the Company’s 28 hotel buildings and related improvements, and associated personal property (furniture, fixtures and equipment), for their respective periods owned.

Interest expense during the three months ended March 31, 2012 totaled approximately $1.1 million and primarily arose from debt assumed with the acquisition of six of the Company’s hotels (one loan assumption in 2012 and five loan assumptions in 2011). For the three months ended March 31, 2012, the Company recognized interest income of approximately $11,000. Interest income represents earnings on excess cash invested in short term money market instruments.

Related Parties

The Company has, and is expected to continue to engage in, significant transactions with related parties. These transactions cannot be construed to be at arm’s length and the results of the Company’s operations may be different if these transactions were conducted with non-related parties. The Company’s independent members of the Board of Directors oversee and annually review the Company’s related party relationships (which include the relationships discussed in this section) and are required to approve any significant modifications to the contracts, as well as any new significant related party transactions. There were no changes to the contracts discussed in this section and the board approved the contract assignment discussed below. The Board of Directors is not required to approve each individual transaction that falls under the related party relationships. However, under the direction of the Board of Directors, at least one member of the Company’s senior management team approves each related party transaction.

The Company has a contract with ASRG, to acquire and dispose of real estate assets for the Company. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses is paid to ASRG for these services. As of March 31, 2012, payments to ASRG for fees under the terms of this contract have totaled approximately $9.7 million since inception. Of this amount, the Company incurred $0.5 million and $1.8 million for the three months ended March 31, 2012 and 2011, which is included in acquisition related costs in the Company’s consolidated statements of operations.

The Company is party to an advisory agreement with A10A, pursuant to which A10A provides management services to the Company. A10A provides these management services through an affiliate called Apple Fund Management LLC (“AFM”), which is a subsidiary of Apple REIT Six, Inc. An annual fee ranging from 0.1% to 0.25% of total equity proceeds received by the Company, in addition to certain reimbursable expenses, is payable to A10A for these management services. Total advisory fees incurred by the Company under the advisory agreement are included in general and administrative expenses and totaled approximately $124,000 and $28,000 for the three months ended March 31, 2012 and 2011, respectively.

In addition to the fees payable to ASRG and A10A, the Company reimbursed A10A or ASRG or paid directly to AFM on behalf of A10A or ASRG approximately $425,000 and $349,000 for the three months ended March 31, 2012 and 2011. The expenses reimbursed are approximately $125,000 and $149,000 for costs reimbursed under the contract with ASRG and approximately $300,000 and $200,000 for costs reimbursed under the contract with A10A. The costs are included in general and administrative expenses and are for the Company’s proportionate share of the staffing and related costs provided by AFM at the direction of A10A.

AFM is an affiliate of Apple Six Advisors, Inc., Apple Seven Advisors, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc., Apple Ten Advisors, Inc., ASRG and Apple Six Realty Group, Inc., (collectively the “Advisors” which are wholly owned by Glade M. Knight). As such, the Advisors provide management services through the use of AFM to, respectively, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., Apple REIT Nine, Inc. and the Company (collectively the “Apple REIT Entities”). Although there is a potential conflict on time allocation of employees due to the fact that a senior manager, officer or staff member will provide services to more than one company, the Company believes that the executives and staff compensation sharing arrangement described more fully below allows the companies to share costs yet attract and retain superior executives and staff. The cost sharing structure also allows each entity to maintain a much more cost effective structure than having separate staffing arrangements. Amounts reimbursed to AFM include both compensation for personnel and “overhead” (office rent, utilities, benefits, office supplies, etc.) used by the companies. Since the employees of AFM perform services for the Apple REIT Entities and Advisors at the direction of the Advisors, individuals, including executive officers, receive their compensation at the direction of the Advisors and may receive consideration directly from the Advisors.

The Advisors and Apple REIT Entities allocate all of the costs of AFM among the Apple REIT Entities and the Advisors. The allocation of costs from AFM is reviewed at least annually by the Compensation Committees of the Apple REIT Entities. In making the allocation, management of each of the entities and their Compensation Committee consider all relevant facts related to each company’s level of business activity and the extent to which each company requires the services of particular personnel of AFM. Such payments are based on the actual costs of the services and are not based on formal record keeping regarding the time these personnel devote to the Company, but are based on a good faith estimate by the employee and/or his or her supervisor of the time devoted by the employee to the Company. As part of this arrangement, the day to day transactions may result in amounts due to or from the Apple REIT Entities. To efficiently manage cash disbursements, an individual Apple REIT Entity may make payments for any or all of the related companies. The amounts due to or from the related Apple REIT Entity are reimbursed or collected and are not significant in amount.

ASRG and A10A are 100% owned by Glade M. Knight, Chairman and Chief Executive Officer of the Company. Mr. Knight is also Chairman and Chief Executive Officer of Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc. Another member of the Company’s Board of Directors is also on the Board of Directors of Apple REIT Seven, Inc. and Apple REIT Eight, Inc.

During the first quarter of 2012, the Company entered into an assignment of contract with ASRG to become the purchaser of all of the ownership interests in a limited liability company, which owned a TownePlace Suites by Marriott under construction in Nashville, Tennessee for a total purchase price of $9.8 million. ASRG entered into the assigned contract on July 8, 2010. Under the terms and conditions of the contract, ASRG assigned to the Company all of its rights and obligations under the purchase contract. There was no consideration paid to ASRG for this assignment, other than the reimbursement of the deposit previously made by ASRG totaling $2,500. There was no profit for ASRG in the assignment. The Company purchased this hotel on January 31, 2012, the same day the hotel opened for business.

The Company has incurred legal fees associated with the Legal Proceedings discussed herein. The Company also incurs other professional fees such as accounting, auditing and reporting. These fees are included in general and administrative expense in the Company’s consolidated statements of operations. To be cost effective, these services received by the Company are shared as applicable across the other Apple REIT Entities. The professionals cannot always specifically identify their fees for one company therefore management allocates these costs across the companies that benefit from the services.

On occasion, the Company uses, for acquisition, renovation and asset management purposes, a Learjet owned by Apple Air Holding, LLC, which is jointly owned by Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., and Apple REIT Nine, Inc. Total costs paid for the usage of the aircraft in the first three months of 2012 and 2011 were $55,000 and $66,000.

Series B Convertible Preferred Stock

The Company has issued 480,000 Series B convertible preferred shares to Glade M. Knight, Chairman and Chief Executive Officer of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $48,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares’ distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into common shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1)

substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2)	the termination or expiration without renewal of the advisory agreement with A10A, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3)	the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the Company’s $2 billion offering according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$500 million	6.11068
$600 million	7.29150
$700 million	8.49719
$800 million	9.70287
$900 million	10.90855
$1 billion	12.11423
$1.1 billion	13.31991
$1.2 billion	14.52559
$1.3 billion	15.73128
$1.4 billion	16.93696
$1.5 billion	18.14264
$1.6 billion	19.34832
$1.7 billion	20.55400
$1.8 billion	21.75968
$1.9 billion	22.96537
$2 billion	24.17104

In the event that after raising gross proceeds of $2 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/100 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest $100 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests and the termination of the Series A preferred shares.

Expense related to the issuance of 480,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, expense if the maximum offering is achieved could range from $0 to in excess of $127 million (assumes $11 per unit fair market value). Based on equity raised through March 31, 2012, if a triggering event had occurred, expense would have ranged from $0 to $32.3 million (assumes $11 per unit fair market value) and approximately 2.9 million common shares would have been issued.

Liquidity and Capital Resources

The Company was initially capitalized on August 13, 2010, with its first investor closing on January 27, 2011. The Company’s principal sources of liquidity are cash on hand, the proceeds of its on-going best-efforts offering and the cash flow generated from properties the Company has or will acquire and any short term investments. In addition, the Company may borrow funds, subject to the approval of the Company’s Board of Directors.

The Company anticipates that cash flow from operations, and cash on hand, will be adequate to meet its anticipated liquidity requirements, including debt service, capital improvements, required distributions to shareholders to qualify as a REIT and planned Unit redemptions. The Company intends to use the proceeds from the Company’s on-going best-efforts offering and cash on hand to purchase the hotels under contract if a closing occurs, however, it may use debt if necessary to complete the acquisitions.

To maintain its REIT status the Company is required to distribute at least 90% of its ordinary income. Distributions during the first three months of 2012 totaled approximately $9.3 million and were paid at a monthly rate of $0.06875 per common share. For the same period, the Company’s cash generated from operations was approximately $1.9 million. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, the Company has had significant amounts of cash earning interest at short term money market rates. As a result, a portion of distributions paid through March 31, 2012 have been funded from proceeds from the on-going best-efforts offering of Units, and are expected to be treated as a return of capital for federal income tax purposes. In February 2011, the Company’s Board of Directors established a policy for an annualized distribution rate of $0.825 per common share, payable in monthly distributions. The Company intends to continue paying distributions on a monthly basis, consistent with the annualized distribution rate established by its Board of Directors. The Company’s Board of Directors, upon the recommendation of the Audit Committee, may amend or establish a new annualized distribution rate and may change the timing of when distributions are paid. The Company’s objective in setting a distribution rate is to project a rate that will provide consistency over the life of the Company taking into account acquisitions and capital improvements, ramp up of new properties and varying economic cycles. To meet this objective, the Company may require the use of debt or offering proceeds in addition to cash from operations. Since a portion of distributions to date have been primarily funded with proceeds from the offering of Units, the Company’s ability to maintain its current intended rate of distribution will be based on its ability to fully invest its offering proceeds and thereby increase its cash generated from operations. As there can be no assurance of the Company’s ability to acquire properties that provide income at this level, or that the properties already acquired will provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties.

The Company is raising capital through a best-efforts offering of Units (each Unit consists of one common share and one Series A preferred share) by David Lerner Associates, Inc., the managing dealer, which receives selling commissions and a marketing expense allowance based on proceeds of the Units sold. The minimum offering of 9,523,810 Units at $10.50 per Unit was sold as of January 27, 2011, with proceeds net of commissions and marketing expenses totaling $90 million. Subsequent to the minimum offering and through March 31, 2012, an additional 39.6 million Units, at $11 per Unit, were sold, with the Company receiving proceeds, net of commissions, marketing expenses and other offering costs of approximately $390.4 million. The Company is continuing its offering at $11.00 per Unit. The Company will offer Units until January 19, 2013, unless the offering is extended, or terminated if all of the Units are sold before then. As of March 31, 2012, 133,099,563 Units remained unsold.

The Company has on-going capital commitments to fund its capital improvements. The Company is required, under all of the hotel management agreements and certain loan agreements, to make available, for the repair, replacement, refurbishing of furniture, fixtures, and equipment, a percentage of gross revenues provided that such amount may be used for the Company’s capital expenditures with respect to the hotels. The Company expects that this amount will be adequate to fund required repair, replacement, and refurbishments and to maintain the Company’s hotels in a competitive condition. As of March 31, 2012, the Company held approximately $7.2 million in reserve for capital expenditures. During the first three months of 2012, the Company spent approximately $2.6 million in capital expenditures and anticipates spending an additional $10 million for the remainder of 2012 on properties owned at March 31, 2012. The Company does not currently have any existing or planned projects for development.

As of March 31, 2012, the Company had outstanding contracts for the potential purchase of six additional hotels for a total purchase price of $101.6 million. These hotels are under construction and should be completed over the next 3 to 15 months from March 31, 2012. Closing on these hotels is expected upon completion of construction. Although the Company is working towards acquiring these hotels, there are many conditions to closing that have not yet been satisfied and there can be no assurance that closings will occur under the outstanding purchase contracts. The following table summarizes the location, brand, number of rooms, refundable (if the seller does not meet its obligations under the contract) contract deposits paid, and gross purchase price for each of the contracts. All dollar amounts are in thousands.

Location(a)	Brand	Rooms	Deposits Paid		Gross Purchase Price
Jacksonville, NC	Home2 Suites	105	$100		$12,000
Dallas, TX	Hilton Garden Inn	165	50		27,300
Grapevine, TX	Courtyard	180		(b)		(b)
Grapevine, TX	TownePlace Suites	120		(b)		(b)
Huntsville, AL	Home2 Suites(d)	77		(c)		(c)
Huntsville, AL	Hampton Inn & Suites(d)	98		(c)		(c)

		745	$203		$101,587

(a)

The hotels are currently under construction. The table shows the expected number of rooms upon hotel completion and the expected franchise. Assuming all conditions to closing are met the purchase of these hotels should close over the next 3 to 15 months from March 31, 2012.

(b)

The Courtyard and TownePlace Suites hotels in Grapevine, TX are part of an adjoining two-hotel complex that will be located on the same site. The two hotels are covered by the same purchase contract with a total gross purchase price of $41.7 million and an initial deposit of $50,000. These amounts are reflected in the total gross purchase price and deposits paid as indicated above.

(c)

The Home2 Suites and Hampton Inn & Suites hotels in Hunstville, AL are part of an adjoining two-hotel complex that will be located on the same site. The two hotels are covered by the same purchase contract with a total gross purchase price of $20.6 million and an initial deposit of $2,500. These amounts are reflected in the total gross purchase price and deposits paid as indicated above.

(d)

If the seller meets all of the conditions to closing, the Company is obligated to specifically perform under the contract. As the properties are under construction, at this time, the seller has not met all of the conditions to closing.

It is anticipated that the purchase price for the outstanding contracts will be funded from the proceeds of the Company’s on-going best-efforts offering of Units and cash on hand if a closing occurs.

Impact of Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operators’ ability to raise room rates. Currently the Company is not experiencing any material impact from inflation.

Business Interruption

Being in the real estate industry, the Company is exposed to natural disasters on both a local and national scale. Although management believes there is adequate insurance to cover this exposure, there can be no assurance that such events will not have a material adverse effect on the Company’s financial position or results of operations.

Seasonality

The hotel industry historically has been seasonal in nature. Seasonal variations in occupancy at the Company’s hotels may cause quarterly fluctuations in its revenues. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, the Company expects to utilize cash on hand, or, if necessary, any available other financing sources, to make distributions.

Subsequent Events

In April 2012, the Company declared and paid approximately $3.4 million, or $0.06875 per outstanding common share, in distributions to its common shareholders.

In April 2012, under the guidelines of the Company’s Unit Redemption Program, the Company redeemed approximately 474,000 Units in the amount of $4.8 million, representing 100% of the requested Unit redemptions.

During April 2012, the Company closed on the issuance of approximately 1.6 million Units through its on-going best-efforts offering, representing gross proceeds to the Company of approximately $18.1 million and proceeds net of selling and marketing costs of approximately $16.3 million.

On May 4, 2012, the same day the hotel opened for business, the Company closed on the purchase of a Home2 Suites located in Jacksonville, North Carolina. The gross purchase price for this hotel, which contains 105 guest rooms, was $12.0 million.

INDEX TO FINANCIAL STATEMENTS

Financial Statements of Company

Apple REIT Ten, Inc.

APPLE REIT TEN, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	March 31, 2012	December 31, 2011
	(Unaudited)
ASSETS
Investment in real estate, net of accumulated depreciation of $9,694 and $6,009, respectively	$475,044	$452,205
Cash and cash equivalents	38,200	7,079
Due from third party managers, net	4,773	1,241
Other assets, net	13,767	10,697

Total Assets	$531,784	$471,222

LIABILITIES
Notes payable	$82,337	$69,636
Accounts payable and accrued expenses	5,178	5,671

Total Liabilities	87,515	75,307
SHAREHOLDERS’ EQUITY
Preferred stock, authorized 30,000,000 shares; none issued and outstanding	0	0
Series A preferred stock, no par value, authorized 400,000,000 shares; issued and outstanding 49,151,529 and 43,502,273 shares, respectively	0	0
Series B convertible preferred stock, no par value, authorized 480,000 shares; issued and outstanding 480,000 shares, respectively	48	48
Common stock, no par value, authorized 400,000,000 shares; issued and issued and outstanding 49,151,529 and 43,502,273 shares, respectively	480,342	424,626
Accumulated deficit	(3,191)	(5,165)
Cumulative distributions paid	(32,930)	(23,594)

Total Shareholders’ Equity	444,269	395,915

Total Liabilities and Shareholders’ Equity	$531,784	$471,222

See notes to consolidated financial statements.
The Company was initially capitalized on August 13, 2010 and commenced operations on
March 4, 2011.

APPLE REIT TEN, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands, except per share data)

	Three Months Ended March 31,
	2012	2011
Revenues:
Room revenue	$22,537	$749
Other revenue	2,285	144

Total revenue	24,822	893
Expenses:
Operating expense	6,336	234
Hotel administrative expense	2,073	54
Sales and marketing	2,291	75
Utilities	973	34
Repair and maintenance	848	22
Franchise fees	1,007	38
Management fees	811	27
Taxes, insurance and other	1,987	64
General and administrative	1,093	597
Acquisition related costs	644	2,020
Depreciation expense	3,685	214

Total expenses	21,748	3,379
Operating income (loss)	3,074	(2,486)
Interest income (expense), net	(1,100)	96

Net income (loss)	$1,974	$(2,390)

Basic and diluted net income (loss) per common share	$0.04	$(0.23)

Weighted average common shares outstanding—basic and diluted	45,593	10,380

See notes to consolidated financial statements.
The Company was initially capitalized on August 13, 2010 and commenced operations on
March 4, 2011.

APPLE REIT TEN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)

	Three Months Ended March 31,
	2012	2011
Cash flows from (used in) operating activities:
Net income (loss)	$1,974	$(2,390)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	3,685	214
Amortization of deferred financing costs, fair value adjustments and other non-cash expenses	28	31
Changes in operating assets and liabilities:
Increase in due from third party managers, net	(3,504)	(478)
Increase in other assets, net	(134)	(100)
Increase (decrease) in accounts payable and accrued expenses	(144)	235

Net cash provided by (used in) operating activities	1,905	(2,488)
Cash flows used in investing activities:
Cash paid for the acquisition of hotel properties	(13,917)	(90,186)
Deposits and other disbursements for potential acquisitions	0	(500)
Capital improvements	(2,579)	0
Increase in capital improvement reserves	(214)	0

Net cash used in investing activities	(16,710)	(90,686)
Cash flows from financing activities:
Net proceeds related to issuance of Units	55,737	216,013
Distributions paid to common shareholders	(9,336)	(1,855)
Payments of notes payable	(343)	0
Deferred financing costs	(132)	0
Payments on line of credit	0	(400)

Net cash provided by financing activities	45,926	213,758
Increase in cash and cash equivalents	31,121	120,584
Cash and cash equivalents, beginning of period	7,079	124

Cash and cash equivalents, end of period	$38,200	$120,708

Non-cash transactions:
Notes payable assumed in acquisitions	$13,067	$0

See notes to consolidated financial statements.
The Company was initially capitalized on August 13, 2010 and commenced operations on
March 4, 2011.

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with the rules and regulations for reporting on Form 10-Q. Accordingly, they do not include all of the information required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in its 2011 Annual Report on Form 10-K. Operating results for the three months ended March 31, 2012 are not necessarily indicative of the results that may be expected for the twelve month period ending December 31, 2012.

2. General Information and Summary of Significant Accounting Policies

Organization

Apple REIT Ten, Inc. together with its wholly owned subsidiaries (the “Company”) is a Virginia corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The Company was formed to invest in hotels and other income-producing real estate in selected metropolitan areas in the United States. Initial capitalization occurred on August 13, 2010, when 10 Units, each Unit consisting of one common share and one Series A preferred share, were purchased by Apple Ten Advisors, Inc. (“A10A”) and 480,000 Series B convertible preferred shares, were purchased by Glade M. Knight, the Company’s Chairman and Chief Executive Officer. The Company began operations on March 4, 2011, when it purchased its first hotel. The Company’s fiscal year end is December 31. The Company has no foreign operations or assets and its operating structure includes only one reportable segment. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Offering Costs

The Company is raising capital through an on-going best-efforts offering of Units by David Lerner Associates, Inc., the managing underwriter, which receives a selling commission and a marketing expense allowance based on proceeds of the Units sold. Additionally, the Company has incurred other offering costs including legal, accounting and reporting services. These offering costs are recorded by the Company as a reduction of shareholders’ equity. As of March 31, 2012, the Company had sold 49.2 million Units for gross proceeds of $535.9 million and proceeds net of offering costs of $480.4 million. Offering costs included $53.6 million in selling commissions and marketing expenses and $1.9 million in other offering costs. The Company will offer Units until January 19, 2013, unless the offering is extended, or terminated if all of the Units are sold before then.

Earnings Per Common Share

Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the period. There were no potential common shares with a dilutive effect for the three months ended March 31, 2012 or 2011. As a result, basic and diluted outstanding shares were the same. Series B convertible preferred shares are not included in earnings per common share calculations until such time that such shares are eligible to be converted to common shares.

3. Real Estate Investments

The Company acquired two hotels during the first three months of 2012. The following table sets forth the location, brand, manager, date acquired, number of rooms and gross purchase price for each hotel. All dollar amounts are in thousands.

City	State	Brand	Manager	Date Acquired	Rooms	Gross Purchase Price
Gainesville	FL	Homewood Suites	McKibbon	1/27/2012	103	$14,550
Nashville	TN	TownePlace Suites	LBA	1/31/2012	101	9,848

Total					204	$24,398

The purchase price for these properties, net of debt assumed, was funded by the Company’s on-going best-efforts offering of Units. The Company assumed approximately $13.1 million of debt during the first three months of 2012, in connection with the acquisition of the Homewood Suites hotel in Gainesville, Florida. The Company also used proceeds from its on-going best-efforts offering to pay approximately $0.6 million in acquisition related costs, including $0.5 million, representing 2% of the gross purchase price for these hotels, as a brokerage commission to Apple Suites Realty Group, Inc. (“ASRG”), which is 100% owned by Glade M. Knight, the Company’s Chairman and Chief Executive Officer, and approximately $0.1 million in other acquisition related costs, including title, legal and other related costs. These costs are included in acquisition related costs in the Company’s consolidated statements of operations for the three months ended March 31, 2012.

The Company leases all of its hotels to its wholly-owned taxable REIT subsidiary (or a subsidiary thereof) under master hotel lease agreements.

No goodwill was recorded in connection with any of the acquisitions.

As of March 31, 2012, the Company owned 28 hotels, located in 15 states, consisting of the following:

Brand	Total by Brand	Number of Rooms
Hilton Garden Inn	8	1,294
Hampton Inn & Suites	5	626
Homewood Suites	4	416
TownePlace Suites	4	388
Fairfield Inn & Suites	3	310
SpringHill Suites	2	206
Courtyard	1	142
Home2 Suites	1	122

	28	3,504

At March 31, 2012, the Company’s investment in real estate consisted of the following (in thousands):

Land	$40,518
Building and Improvements	415,718
Furniture, Fixtures and Equipment	26,853
Franchise fees	1,649

484,738
Less Accumulated Depreciation	(9,694)

Investment in real estate, net	$475,044

As of March 31, 2012, the Company had outstanding contracts for the potential purchase of six additional hotels for a total purchase price of $101.6 million. These hotels are under construction and should be completed over the next 3 to 15 months from March 31, 2012. Closing on these hotels is expected upon completion of construction. Although the Company is working towards acquiring these hotels, there are many conditions to closing that have not yet been satisfied and there can be no assurance that closings will occur under the outstanding purchase contracts. The following table summarizes the location, brand, number of rooms, refundable (if the seller does not meet its obligations under the contract) contract deposits paid, and gross purchase price for each of the contracts. All dollar amounts are in thousands.

Location(a)	Brand	Rooms	Deposits Paid		Gross Purchase Price
Jacksonville, NC	Home2 Suites	105	$100		$12,000
Dallas, TX	Hilton Garden Inn	165	50		27,300
Grapevine, TX	Courtyard	180		(b)		(b)
Grapevine, TX	TownePlace Suites	120		(b)		(b)
Huntsville, AL	Home2 Suites(d)	77		(c)		(c)
Huntsville, AL	Hampton Inn & Suites(d)	98		(c)		(c)

		745	$203		$101,587

(a)

The hotels are currently under construction. The table shows the expected number of rooms upon hotel completion and the expected franchise. Assuming all conditions to closing are met the purchase of these hotels should close over the next 3 to 15 months from March 31, 2012.

(b)

The Courtyard and TownePlace Suites hotels in Grapevine, TX are part of an adjoining two-hotel complex that will be located on the same site. The two hotels are covered by the same purchase contract with a total gross purchase price of $41.7 million and an initial deposit of $50,000. These amounts are reflected in the total gross purchase price and deposits paid as indicated above.

(c)

The Home2 Suites and Hampton Inn & Suites hotels in Hunstville, AL are part of an adjoining two-hotel complex that will be located on the same site. The two hotels are covered by the same purchase contract with a total gross purchase price of $20.6 million and an initial deposit of $2,500. These amounts are reflected in the total gross purchase price and deposits paid as indicated above.

(d)

If the seller meets all of the conditions to closing, the Company is obligated to specifically perform under the contract. As the properties are undster construction, at this time, the seller has not met all of the conditions to closing.

As there can be no assurance that all conditions to closing will be satisfied, the Company includes deposits paid for hotels under contract in other assets, net in the Company’s consolidated balance sheets, and in deposits and other disbursements for potential acquisitions in the Company’s consolidated statements of cash flows. It is anticipated that the purchase price for the outstanding contracts will be funded from the proceeds of the Company’s on-going best-efforts offering of Units and cash on hand if a closing occurs.

4. Notes Payable

During the first three months of 2012, the Company assumed approximately $13.1 million of debt secured by a first mortgage note on the Gainesville, Florida Homewood Suites property. Prior to 2012, the Company assumed approximately $69.4 million in debt in connection with the acquisition of five hotel properties. The following table summarizes the hotel location, interest rate, maturity date and the principal amount assumed associated with each note payable outstanding as of March 31, 2012 and December 31, 2011. All dollar amounts are in thousands.

Location	Brand	Interest Rate(1)	Acquisition Date	Maturity Date	Principal Assumed	Outstanding balance as of March 31, 2012	Outstanding balance as of December 31, 2011
Knoxville, TN	Homewood Suites	6.30%	7/19/2011	10/8/2016	$11,499	$11,383	$11,428
Knoxville, TN	TownePlace Suites	5.45%	8/9/2011	12/11/2015	7,392	7,252	7,306
Des Plaines, IL	Hilton Garden Inn	5.99%	9/20/2011	8/1/2016	20,838	20,659	20,749
Scottsdale, AZ	Hilton Garden Inn	6.07%	10/3/2011	2/1/2017	10,585	10,516	10,558
Skokie, IL	Hampton Inn & Suites	6.15%	12/19/2011	7/1/2016	19,092	19,014	19,092
Gainesville, FL	Homewood Suites	5.89%	1/27/2012	5/8/2017	13,067	13,033	—

					$82,473	$81,857	$69,133

(1)	At acquisition, the Company adjusted the interest rates on these loans to market rates and is amortizing the adjustments to interest expense over the life of the loan.

The Company estimates the fair value of its debt by discounting the future cash flows of each instrument at estimated market rates consistent with the maturity of the debt obligation with similar credit terms and credit characteristics, which are Level 3 inputs. Market rates take into consideration general market conditions and maturity. As of March 31, 2012, the carrying value and estimated fair value of the Company’s debt was approximately $82.3 million and $85.1 million. As of December 31, 2011, the carrying value and estimated fair value of the Company’s debt was $69.6 million and $69.4 million. The carrying value of the Company’s other financial instruments approximates fair value due to the short-term nature of these financial instruments.

5. Related Parties

The Company has, and is expected to continue to engage in, significant transactions with related parties. These transactions cannot be construed to be at arm’s length and the results of the Company’s operations may be different if these transactions were conducted with non-related parties. The Company’s independent members of the Board of Directors oversee and annually review the Company’s related party relationships (which include the relationships discussed in this section) and are required to approve any significant modifications to the contracts, as well as any new significant related party transactions. There were no changes to the contracts discussed in this section and the board approved the contract assignment discussed below. The Board of Directors is not required to approve each individual transaction that falls under the related party relationships. However, under the direction of the Board of Directors, at least one member of the Company’s senior management team approves each related party transaction.

The Company has a contract with ASRG, to acquire and dispose of real estate assets for the Company. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses is paid to ASRG for these services. As of March 31, 2012, payments to ASRG for fees under the terms of this contract have totaled approximately $9.7 million since inception. Of this amount, the Company incurred $0.5 million and $1.8 million for the three months ended March 31, 2012 and 2011, which is included in acquisition related costs in the Company’s consolidated statements of operations.

The Company is party to an advisory agreement with A10A, pursuant to which A10A provides management services to the Company. A10A provides these management services through an affiliate called Apple Fund Management LLC (“AFM”), which is a subsidiary of Apple REIT Six, Inc. An annual fee ranging from 0.1% to 0.25% of total equity proceeds received by the Company, in addition to certain reimbursable expenses, is payable to A10A for these management services. Total advisory fees incurred by the Company under the advisory agreement are included in general and administrative expenses and totaled approximately $124,000 and $28,000 for the three months ended March 31, 2012 and 2011, respectively.

In addition to the fees payable to ASRG and A10A, the Company reimbursed A10A or ASRG or paid directly to AFM on behalf of A10A or ASRG approximately $425,000 and $349,000 for the three months ended March 31, 2012 and 2011. The expenses reimbursed are approximately $125,000 and $149,000 for costs reimbursed under the contract with ASRG and approximately $300,000 and $200,000 for costs reimbursed under the contract with A10A. The costs are included in general and administrative expenses and are for the Company’s proportionate share of the staffing and related costs provided by AFM at the direction of A10A.

AFM is an affiliate of Apple Six Advisors, Inc., Apple Seven Advisors, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc., Apple Ten Advisors, Inc., ASRG and Apple Six Realty Group, Inc., (collectively the “Advisors” which are wholly owned by Glade M. Knight). As such, the Advisors provide management services through the use of AFM to, respectively, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., Apple REIT Nine, Inc. and the Company (collectively the “Apple REIT Entities”). Although there is a potential conflict on time allocation of employees due to the fact that a senior manager, officer or staff member will provide services to more than one company, the Company believes that the executives and staff compensation sharing arrangement described more fully below allows the companies to share costs yet attract and retain superior executives and staff. The cost sharing structure also allows each entity to maintain a much more cost effective structure than having separate staffing arrangements. Amounts reimbursed to AFM include both compensation for personnel and “overhead” (office rent, utilities, benefits, office supplies, etc.) used by the companies. Since the employees of AFM perform services for the Apple REIT Entities and Advisors at the direction of the Advisors, individuals, including executive officers, receive their compensation at the direction of the Advisors and may receive consideration directly from the Advisors.

The Advisors and Apple REIT Entities allocate all of the costs of AFM among the Apple REIT Entities and the Advisors. The allocation of costs from AFM is reviewed at least annually by the Compensation Committees of the Apple REIT Entities. In making the allocation, management of each of the entities and their Compensation Committee consider all relevant facts related to each company’s level of business activity and the extent to which each company requires the services of particular personnel of AFM. Such payments are based on the actual costs of the services and are not based on formal record keeping regarding the time these personnel devote to the Company, but are based on a good faith estimate by the employee and/or his or her supervisor of the time devoted by the employee to the Company. As part of this arrangement, the day to day transactions may result in amounts due to or from the Apple REIT Entities. To efficiently manage cash disbursements, an individual Apple REIT Entity may make payments for any or all of the related companies. The amounts due to or from the related Apple REIT Entity are reimbursed or collected and are not significant in amount.

ASRG and A10A are 100% owned by Glade M. Knight, Chairman and Chief Executive Officer of the Company. Mr. Knight is also Chairman and Chief Executive Officer of Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc. Another member of the Company’s Board of Directors is also on the Board of Directors of Apple REIT Seven, Inc. and Apple REIT Eight, Inc.

During the first quarter of 2012, the Company entered into an assignment of contract with ASRG to become the purchaser of all of the ownership interests in a limited liability company, which owned a TownePlace Suites by Marriott under construction in Nashville, Tennessee for a total purchase price of $9.8 million. ASRG entered into the assigned contract on July 8, 2010. Under the terms and conditions of the contract, ASRG assigned to the Company all of its rights and obligations under the purchase contract. There was no consideration paid to ASRG for this assignment, other than the reimbursement of the deposit previously made by ASRG totaling $2,500. There was no profit for ASRG in the assignment. The Company purchased this hotel on January 31, 2012, the same day the hotel opened for business.

The Company has incurred legal fees associated with the Legal Proceedings discussed herein. The Company also incurs other professional fees such as accounting, auditing and reporting. These fees are included in general and administrative expense in the Company’s consolidated statements of operations. To be cost effective, these services received by the Company are shared as applicable across the other Apple REIT Entities. The professionals cannot always specifically identify their fees for one company therefore management allocates these costs across the companies that benefit from the services.

On occasion, the Company uses, for acquisition, renovation and asset management purposes, a Learjet owned by Apple Air Holding, LLC, which is jointly owned by Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., and Apple REIT Nine, Inc. Total costs paid for the usage of the aircraft in the first three months of 2012 and 2011 were $55,000 and $66,000.

6. Shareholders’ Equity

Series B Convertible Preferred Stock

The Company has issued 480,000 Series B convertible preferred shares to Glade M. Knight, Chairman and Chief Executive Officer of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $48,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares’ distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series

A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into common shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1)

substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2)	the termination or expiration without renewal of the advisory agreement with A10A, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3)	the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the Company’s $2 billion offering according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$500 million	6.11068
$600 million	7.29150
$700 million	8.49719
$800 million	9.70287
$900 million	10.90855
$1 billion	12.11423
$1.1 billion	13.31991
$1.2 billion	14.52559
$1.3 billion	15.73128
$1.4 billion	16.93696
$1.5 billion	18.14264
$1.6 billion	19.34832
$1.7 billion	20.55400
$1.8 billion	21.75968
$1.9 billion	22.96537
$2 billion	24.17104

In the event that after raising gross proceeds of $2 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/100 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest $100 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests and the termination of the Series A preferred shares.

Expense related to the issuance of 480,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, expense if the maximum offering is achieved could range from $0 to in excess of $127 million (assumes $11 per unit fair market value). Based on equity raised through March 31, 2012, if a triggering event had occurred, expense would have ranged from $0 to $32.3 million (assumes $11 per unit fair market value) and approximately 2.9 million common shares would have been issued.

Distributions

The Company’s annual distribution rate as of March 31, 2012 was $0.825 per common share, payable monthly. For the three months ended March 31, 2012 and 2011, the Company made distributions of $0.20625 and $0.1375 per common share for a total of $9.3 million and $1.9 million.

7. Pro Forma Information (Unaudited)

The following unaudited pro forma information for the three months ended March 31, 2012 and 2011 is presented as if the acquisitions of the Company’s 28 hotels acquired after December 31, 2010 had occurred on the latter of January 1, 2011 or the opening date of the hotel. The pro forma information does not purport to represent what the Company’s results of operations would actually have been if such transactions, in fact, had occurred on these applicable dates, nor does it purport to represent the results of operations for future periods. Amounts are in thousands, except per share data.

	Three months ended March 31,
	2012	2011
Total revenues	$24,952	$22,466
Net income (loss)	2,238	(7,744)
Net income (loss) per share—basic and diluted	$0.05	$(0.21)

The pro forma information reflects adjustments for actual revenues and expenses of the 28 hotels acquired during 2011 and 2012 for the respective period owned prior to acquisition by the Company. Net income has been adjusted as follows: (1) interest income and expense has been adjusted to reflect the reduction in cash and cash equivalents required to fund the acquisitions; (2) interest expense related to prior owner’s debt which was not assumed has been eliminated; (3) depreciation has been adjusted based on the Company’s basis in the hotels; and (4) transaction costs have been adjusted for the acquisition of existing businesses.

8. Legal Proceedings and Related Matters

The term the “Apple REIT Companies” means the Company, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc.

On December 13, 2011, the United States District Court for the Eastern District of New York ordered that three putative class actions, Kronberg, et al. v. David Lerner Associates, Inc., et al., Kowalski v. Apple REIT Ten, Inc., et al., and Leff v. Apple REIT Ten, Inc., et al., be consolidated and amended the caption of the consolidated matter to be In re Apple REITs Litigation. The District Court also appointed lead plaintiffs and lead counsel for the consolidated action and ordered lead plaintiffs to file and serve a consolidated complaint by February 17, 2012. The parties agreed to a schedule for answering or otherwise responding to the complaint and that briefing on any motion to dismiss the complaint will be concluded by June 18, 2012. The Company was previously named as a party in all three of the abovementioned class action lawsuits.

On February 17, 2012, lead plaintiffs and lead counsel in the In re Apple REITs Litigation, Civil Action No. 1:11-cv-02919-KAM-JO, filed an amended consolidated complaint in the United States District Court for the Eastern District of New York against the Company, Apple Suites Realty Group, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc., Apple Ten Advisors, Inc., Apple Fund Management, LLC, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc., their directors and certain officers, and David Lerner Associates, Inc. and David Lerner. The consolidated complaint, purportedly brought on behalf of all purchasers of Units in the Company and the other Apple REIT Companies, or those who otherwise acquired these Units that were offered and sold to them by David Lerner Associates, Inc., or its affiliates and on behalf of subclasses of shareholders in New Jersey, New York, Connecticut and Florida, asserts claims under Sections 11, 12 and 15 of the Securities Act of 1933. The consolidated complaint also asserts claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, negligence, and unjust enrichment, and claims for violation of the securities laws of Connecticut and Florida. The complaint seeks, among other things, certification of a putative nationwide class and the state subclasses, damages, rescission of share purchases and other costs and expenses.

On April 18, 2012, the Company, and the other Apple REIT Companies, served a motion to dismiss the consolidated complaint in the In re Apple REITs Litigation. The Company and the other Apple REIT Companies accompanied their motion to dismiss the consolidated complaint with a memorandum of law in support of their motion to dismiss the consolidated complaint. As noted above, the briefing for any motion to dismiss is expected to be concluded by June 18, 2012.

The Company believes that any claims against it, its officers and directors and other Apple entities are without merit, and intends to defend against them vigorously. At this time, the Company cannot reasonably predict the outcome of these proceedings or provide a reasonable estimate of the possible loss or range of loss due to these proceedings, if any.

Broker Dealer

On December 13, 2011, the Financial Industry Regulatory Authority (“FINRA”) amended its original complaint, filed on May 27, 2011, against David Lerner Associates, Inc., to include David Lerner, individually, as a party to this matter, as well as add additional claims related to the overall sales practices of both David Lerner Associates, Inc. and David Lerner relative to the Company’s Units. As discussed in its prospectus, dated January 19, 2011, the Company is offering its Units for sale through David Lerner Associates, Inc. as the managing dealer for its best efforts offering. A copy of FINRA’s original complaint can be found at: http://www.finra.org/Newsroom/NewsReleases/2011/P123738; and FINRA’s amended complaint can be found at: http://disciplinaryactions.finra.org/viewdocument.aspx?DocNB=29068. David Lerner Associates, Inc. was also the sole distributor (managing dealer) of Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., and Apple REIT Nine, Inc. The Company is unaffiliated with David Lerner Associates, Inc. or David Lerner; however, it does rely upon David Lerner Associates, Inc. for the offer and sale and administration of the Company’s Units. The Apple REIT Companies take these allegations against David Lerner Associates, Inc. and David Lerner very seriously, and the Apple REIT Companies intend to cooperate with any and all regulatory or governmental inquiries.

9. Subsequent Events

In April 2012, the Company declared and paid approximately $3.4 million, or $0.06875 per outstanding common share, in distributions to its common shareholders.

In April 2012, under the guidelines of the Company’s Unit Redemption Program, the Company redeemed approximately 474,000 Units in the amount of $4.8 million, representing 100% of the requested Unit redemptions.

During April 2012, the Company closed on the issuance of approximately 1.6 million Units through its on-going best-efforts offering, representing gross proceeds to the Company of approximately $18.1 million and proceeds net of selling and marketing costs of approximately $16.3 million.

On May 4, 2012, the same day the hotel opened for business, the Company closed on the purchase of a Home2 Suites located in Jacksonville, North Carolina. The gross purchase price for this hotel, which contains 105 guest rooms, was $12.0 million.